Exhibit (a)(13)
INSTRUCTIONS
FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER
1. Delivery of Election Form. A properly completed and duly executed Election Form must be received by Apollo Group by 11:59 p.m. Eastern Daylight Time on the Expiration Date.
Apollo Group intends to disseminate an Election Confirmation Statement via email to your Apollo Group email address within one business day after your submission of your Election Form on the Offer website at https://apol.equitybenefits.com. If you have not received an Election Confirmation Statement in the timeframe prescribed, Apollo Group recommends you email a copy of your Election Confirmation Statement to the Apollo Group Tender Offer Hotline at stockoptions@apollogrp.edu prior to the expiration of the Offer.
You may change your election with respect to your Eligible Options at any time up to 11:59 p.m. Eastern Daylight Time on the Expiration Date. If the Offer is extended by Apollo Group beyond that time, you may change your election with respect to your tendered Eligible Options at any time until the extended expiration date of the Offer. In addition, if Apollo Group does not accept your tendered options by 11:59 p.m. Eastern Daylight Time on August 9, 2007, you may revoke your election with respect to your tendered options at any time thereafter until those options are accepted for amendment or replacement. To validly change or revoke your election, you must access the Offer website at https://apol.equitybenefits.com and complete and deliver a new Election Form to Apollo Group prior to the expiration of the Offer. You should print a copy of your revised Election Form and updated Election Confirmation Statement and keep those documents with your other records for the Offer. You may change your previously submitted elections as many times as you would like prior to the expiration of the Offer.
Apollo Group will not accept any alternative, conditional or contingent tenders. All persons tendering Eligible Options will, by completing and executing the Election Form, waive any right to receive any notice of the acceptance of their tender, except as provided for in the Offer.
2. Tenders. If you intend to tender your Eligible Options for amendment or replacement pursuant to the Offer, you must access your account at the Offer website at https://apol.equitybenefits.com, properly complete and duly execute the Election Form. If you decide to tender a particular Eligible Option, you must tender all of that option for amendment or replacement. If you hold more than one Eligible Option, you may elect to tender one or more of those options and retain the balance.
3. Signatures on This Election Form. You must electronically sign this Election Form.
4. Requests for Assistance or Additional Copies. Any questions or requests for assistance, as well as requests for paper copies of the Offer document, this Election Form, the Stock Option Amendment and Special Bonus Agreement or the Option Cancellation and Regrant Agreement, may be directed to the Apollo Group Tender Offer Hotline at 1-800-398-1278 or stockoptions@apollogrp.edu. Copies will be furnished promptly at Apollo Group’s expense.
5. Irregularities. Apollo Group will determine, in its discretion, all questions as to the form of documents and the validity, form, eligibility (including time of receipt) and acceptance of any tendered option. Apollo Group will also decide, in its discretion, all questions as to (i) the portion of each incorrectly priced option which comprises an Eligible Option for purposes of the Offer; (ii) the Adjusted Exercise Price to be in effect under each Amended Option, (iii) the number of shares of Apollo Group Class A common stock purchasable under each Amended Option at the Adjusted Exercise Price, (iv) the amount of the Cash Bonus payable with respect to each Amended Option with an Adjusted Exercise Price and (v) the cancellation of tendered Eligible Options with exercise prices at or above the fair market value of Apollo Group Class A common stock on the Amendment Date and the replacement of those canceled options with New Options. Apollo Group’s determination of such matters will be final and binding on all parties. Apollo Group reserves the right to reject any or all tenders which it determines do not comply with the conditions of the Offer, are not in proper form or the acceptance of which would be unlawful. Apollo Group also reserves the right to waive any of the conditions of the Offer or any defect or irregularity in the tender with respect to any particular Eligible Option or any particular Eligible Optionee, and Apollo Group’s interpretation of the terms of the Offer (including these instructions) will be final and binding on all parties. No tender of an Eligible Option will be deemed to be properly made until all defects and irregularities have been cured by the tendering Eligible Optionee or waived by Apollo Group. Unless waived, any defects or irregularities in connection with the tender of an Eligible Option must be cured within such time as Apollo Group shall determine. Neither Apollo Group nor any other person is or will be obligated to give notice of any defects or irregularities with respect to the tendered options, and no person will incur any liability for failure to give any such notice. If the table on the cover page of the Election Form includes options that are not eligible for the Offer, Apollo Group will not accept those options for amendment or replacement, but Apollo Group does intend to accept for amendment or replacement any properly tendered Eligible Option set forth in that table.
6. Important Tax Information. You should refer to Section 15 of the Offer, which contains important U.S. federal tax information concerning the Offer. All Eligible Optionees with Eligible Options are strongly encouraged to consult with their own tax advisors as to the consequences of their participation in the Offer.
7. Copies. You should print a copy of this Election Form, after you have completed and electronically signed it, and retain it for your records.
8. Paper Delivery. If you are not able to submit your election electronically via the Offer website as a result of technical failures inherent to the website, such as the website being unavailable or the website not accepting your election, or if you do not otherwise have access to the Offer website for any reason (including lack of internet services), you must complete a paper Election Form and return it to Apollo Group via facsimile to 1-800-420-4799. To obtain a paper Election Form, please contact the Apollo Group Tender Offer Hotline at 1-800-398-1278 or stockoptions@apollogrp.edu.
IMPORTANT: THE COMPLETED AND SIGNED ELECTION FORM MUST BE RECEIVED BY APOLLO GROUP BY 11:59 P.M. EASTERN DAYLIGHT TIME ON THE EXPIRATION DATE.